Press release May 18, 2011
UPDATE ON WINTER 2011 DRILLING PROGRAMS IN JAMES BAY

Virginia Mines Inc. (« Virginia »)(TSX:VGQ) is pleased to present an update on the drilling programs carried out in the winter of 2011 on its Lac Pau, Poste Lemoyne Extension and Anatacau-Wabamisk gold projects, and on its Coulon base-metal project. All projects are located in the James Bay region.

LAC PAU

In the winter of 2011, Virginia carried out a drill program totalling 2,776 metres on the Lac Pau project (100% Virginia) in the north portion of the Caniapiscau reservoir, James Bay. The property covers the Lac Pau auriferous corridor, a major structure followed over 12 kilometres separating intrusive rocks of the Beausac Suite and paragneisses of the Grosbois Suite. This fertile auriferous structure is host to several significant gold showings, including the Tricorne Showing (up to 9.02 g/t Au over 5 metres in channel and 3.43 g/t Au over 6 metres in drilling); the Jedi showing (up to 2.35 g/t Au over 6 metres in channel); the Hope showing (2.27 g/t Au over 10 metres including 3.91 g/t Au over 5 metres, and 13.04 g/t Au over 3 metres in channel); the Beausac-2 showing (14.43 g/t Au over 2 metres in channel); and the Obiwan showing (2.10 g/t Au over 5 metres in channel). Holes drilled during the winter of 2011 mainly tested the Jedi showing and its northeast extension as well as the Hope and Tricorne showings (see annexed figure 1/surface plan: http://media3.marketwire.com/docs/figure1VM.pdf).

A series of nine holes (PAU-11-032 to 040) tested at shallow depth the Jedi showing and its northeast extension over a lateral distance of 2.4 kilometres and according to a spacing of 100 to 300 metres. All holes testing this portion of the Lac Pau corridor intercepted significant auriferous intervals, except for hole PAU-11-035, which missed the target. Hole PAU-11-040, located to the northeast end of this tested segment, yielded the best results with an intersection grading 3.56 g/t Au over 5.5 metres including 12.05 g/t Au over 1.25 metres. The other intersections obtained along this fertile auriferous segment are as follows: 1.64 g/t Au over 11.6 metres including 2.51 g/t Au over 4.5 metres (PAU-11-032); 2.17 g/t Au over 8.5 metres including 3.56 g/t Au over 3 metres (PAU-11-033); 1.26 g/t Au over 10.9 metres including 4.2 g/t Au over 1.5 metres (PAU-11-034); 0.47 g/t Au over 10.5 metres (PAU-11-038); 0.93 g/t Au over 12.1 metres (PAU-11-037); 0.86 g/t Au over 7.75 metres (PAU-11-036); and 0.86 g/t Au over 7.6 metres (PAU-11-039).

Four other holes (PAU-11-041 to 044) were drilled 2.4 kilometres northeast of hole PAU-11-040 to test at shallow depth the continuity of the Hope showing over a lateral distance of about 250 metres. The vertical continuity of the mineralization was confirmed by three of the four holes. Hole PAU-11-044 crosscut a mineralized intersection grading 69.78 g/t Au (24.15 cut) over 1.2 metres including a high-grade interval of 112.5 g/t Au over 0.7 metre. Holes PAU-11-041 and 042, in turn, yielded 1.33 g/t Au over 9.15 metres and 1.29 g/t Au over 3.6 metres, respectively. Hole PAU-11-043 failed at intercepting significant mineralization.

Three other holes (PAU-11-029, 030 and 031) were drilled and a previous hole (PAU-10-007) was extended in the area of the Tricorne showing, located a few hundred metres the north of the Jedi showing. These holes intercepted a few sub-economic intersections, specifically 9.74 g/t Au over 0.5 metre (PAU-11-031), 2.94 g/t Au over 4.5 metres (PAU-11-029), and 2.47 g/t Au over 2 metres (PAU-10-007 extension). Complete results of the winter 2011 drill program are reported in annexed Table 1(http://media3.marketwire.com/docs/Tableau1VM.pdf).

Virginia is encouraged by the recent results obtained on the Lac Pau project. The Jedi and Hope areas generated several intersections of economic interest, and these intersections remain totally open laterally and vertically. Many portions of kilometric extension of the Lac Pau corridor remain practically unexplored and will eventually have to be tested by stripping and drilling. Stripping and mapping is foreseen for the summer of 2011 to test at surface the mineralized zones discovered during the winter program as well as the unexplored portions of the Lac Pau auriferous corridor.

COULON

During the winter of 2011, Virginia carried out a 15-hole drilling program totalling 7,952 metres on the Coulon project (100% Virginia), located 15 kilometres north of the Fontanges airport, on the Quebec Middle North territory. The program aimed at testing the extensions of lenses 16-17, 43, and 201 as well as many other regional targets.

In the area of Lens 16-17, hole CN-11-223 intercepted a semi-massive to massive sulphide intersection grading 3.86% Zn, 0.7% Cu, and 75,09 g/t Ag over 44 metres (true thickness of 37.4 metres), including a richer interval that yielded 7.32% Zn, 0.88% Cu, and 85.14 g/t Ag over 12.15 metres (true thickness of 10.35 metres). This new intersection is located to a vertical depth of only 350 metres and is totally open at depth and to the south (it is closed to the north by hole CN-11-122, which failed at intercepting mineralization). At this time, the mineralized zone is interpreted as a new lens named Lens 223, but it could also represent the faulted depth extension of Lens 16-17 (see annexed figure 2/cross section: http://media3.marketwire.com/docs/figure2VM.pdf), and figure 3/ longitudinal section: http://media3.marketwire.com/docs/figure3VM.pdf).

The extensions of Lens 201 were tested by five new holes (CN-11-224, 225, 226, 227 and 230). The continuity at depth of the mineralization was confirmed by hole CN-11-225, which intercepted a sulphide zone grading 5.21% Zn, 1.18% Cu and 35.14 g/t Ag over 6.15 metres (true thickness of 3.6 metres) to a vertical depth of 425 metres, thus extending Lens 201 by 100 metres downward. The other holes testing Zone 201 all have intercepted alteration zones frequently containing disseminated sulphides (pyrite-pyrrhotite-chalcopyrite+/- sphalerite) in plurimetric thicknesses, hence confirming that the fertile hydrothermal system remains totally open in this area.

Hole CN-11-221 tested the plunge of Lens 43 to the southwest. It did not intercept any significant mineralized zone but encountered several hydrothermal alteration zones. Three off-hole conductors were detected by the InfinitTEM survey done on this hole.

Elsewhere on the Coulon property, seven holes (CN-11-231 to 237) tested numerous geophysical or geological targets without much success. Hole CN-11-232 was the only one to intercept a significant mineralized zone, which yielded 1.04% Zn over 0.95 metre. This intersection is interpreted as a mineralized exhalative horizon and represents the extension to the south of the same horizon crosscut in 2007 by hole CN-07-055, which at the time yielded 1.65% Zn over 1 metre. Complete results of the campaign are reported in annexed Table 2(http://media3.marketwire.com/docs/Tableau2VM.pdf).

Virginia is very satisfied with its drilling program at Coulon as it resulted in the discovery of an eighth mineralized lens on the property (Lens 223). This lens remains totally open at depth and to the south and many other holes are required to test its extensions.

POSTE LEMOYNE EXTENSION

Virginia also carried out, in the winter of 2011, a drilling program on its Poste Lemoyne Extension property, located along the Trans-Taïga road in the area of the LG-3 reservoir, in the James Bay region. The claims are owned 100% by Virginia, however the 112 claims acquired before October 2005 are subject to a 1% NSR royalty in favour of Globestar Mining Corporation. Virginia has the right at any time to buy back 0.5% of this royalty for $500,000.

The program consisted of 13 holes (PLE11-148 to PLE11-160) totalling 4,020 metres and was mainly targeting a strong till gold anomaly spreading over a distance of 1.8 kilometres in an east-north-east direction and over a width of about 250 metres. It coincides with a porphyric diorite intrusion. Drilling tested the anomaly and the diorite according to 200-metre-spaced sections in general and more locally according to 100-metre-spaced sections (see annexed figure 4/surface plan: http://media3.marketwire.com/docs/figure4VM.pdf). Many corridors altered in sericite and silica containing up to 10% disseminated pyrite were intercepted mainly within the diorite but also in the enclosing basalts. These corridors of metric to plurimetric thicknesses yielded anomalous gold values varying between 0.5 g/t Au over 1 metre and 1.49 g/t Au over 5 metres in general. At times, alteration zones are much thicker and create large halos highly anomalous in gold, specifically 0.5 g/t Au over 15.25 metres (PLE11-155) and 0.39 g/t Au over 60 metres (PLE11-149). Some metric intersections also yielded higher gold values with 6.68 g/t Au over 3 metres (PLE11-148), 12.91 g/t Au over 1 metre (PLE11-152), 6.62 g/t Au over 1 metre (PLE11-149), and 3.04 g/t Au over 2.1 metres (PLE11-156). The two first intersections are located within the basalts bordering the diorite intrusion while the two last ones are found within the diorite. Complete results are reported in annexed Table 3(http://media3.marketwire.com/docs/Tableau3VM.pdf).

ANATACAU-WABAMISK

A limited 6-hole drilling program totalling 1,272 metres was also completed in the winter of 2011 on the Anatacau-Wabamisk project, located in the area of the Opinaca reservoir, on the Quebec Middle-North territory. Virginia owns a 100% participating interest in the Wabamisk portion and has the option to acquire IAMGOLD's 100% participating interest in the adjoining Anatacau portion, in consideration of exploration expenses totalling $3 million before December 31, 2015, and a $25,000 cash payment, which was paid upon signing the agreement.

Holes WB-11-33, 34 and 35 tested the vertical extension of the Isabelle showing to a vertical depth of 75 to 125 metres and did not return significant gold values despite the fact that holes 33 and 34 intercepted Isabelle-type, mineralized zones. A small zone weakly mineralized in disseminated sulphides yielded 15.03 g/t Au over 1 metre in hole WB-11-33, in the sediments located in the hanging wall of the Isabelle zone. For now this small zone does not appear to have any significant extension. Holes WB-11-36, 37 and 38 tested the IP anomalies located within a sequence of sediments similar to that of the Isabelle showing, one kilometre northwest of this showing. Drilling failed at intercepting significant mineralization.

Work was carried out by the personnel of Virginia Mines and Services Techniques Geonordic Inc., under the supervision of Geological Engineer, Paul Archer who is a Qualified Person (as defined by National Instrument 43-101) and has cumulated more than 30 years of experience in exploration.

Quality Control

In 2004 Virginia set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its exploration. This program includes the systematic addition of blank samples and certified standards to each batch of samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision.

Samples have been assayed at the Laboratoire Expert Inc. in Rouyn-Noranda for the Poste Lemoyne Extension and Anatacau-Wabamisk projects, and at ALS Chemex Inc. in Val-d'Or for the Lac Pau and Coulon projects.

As for gold projects samples are assayed by fire-assay followed by atomic absorption according to industry standards. Repeats are carried out by fire-assay followed by gravimetry on each sample containing 500 ppb gold or more.

About Virginia

Virginia is among the most active mining exploration companies in Quebec with a working capital of $45 million as at November 30, 2010, and 30,954,407 shares issued and outstanding as at April 30, 2011. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec

FOR MORE INFORMATION, PLEASE CONTACT: André Gaumond, President, or Paul Archer, V-P Exploration.
200-116 St-Pierre Quebec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax. 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.